Fiscal 2020 Fourth Quarter and Full Year Ended 31 March 2020

Exhibit 99.4

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the consolidated financial statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“US GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as debt restructuring and acquisition costs, asset impairments, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the pre-tax special items (items listed above) and tax special items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with US GAAP. These non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its consolidated financial statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure used in this Management’s Analysis of Results. See the section titled “Non-US GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 19 May 2020, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

Media/Analyst Enquiries:
Anna Collins

Telephone:	+61 2 8845 3356
Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	1

GROUP RESULTS

James Hardie Industries plc
Results for the 4th Quarter and Full Year Ended 31 March

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	Change %	FY20	FY19	Change %
Net sales	$673.2	$624.8	8	$2,606.8	$2,506.6	4
Cost of goods sold	(433.3)	(414.2)	(5)	(1,673.1)	(1,675.6)	—
Gross profit	239.9	210.6	14	933.7	831.0	12

Selling, general and administrative expenses	(110.3)	(102.3)	(8)	(415.8)	(403.6)	(3)
Research and development expenses	(9.0)	(9.4)	4	(32.8)	(37.9)	13
Asset impairments	(84.4)	(2.8)		(84.4)	(15.9)
Asbestos adjustments	(67.0)	(73.4)	9	(58.2)	(22.0)
EBIT	(30.8)	22.7		342.5	351.6	(3)

Net interest expense	(13.3)	(13.3)	—	(54.4)	(50.1)	(9)
Loss on early debt extinguishment	—	—		—	(1.0)
Other (expense) income	—	—		(0.1)	0.1
Operating (loss) profit before income taxes	(44.1)	9.4		288.0	300.6	(4)
Income tax benefit (expense)	50.4	(8.6)		(46.5)	(71.8)	35
Net operating profit	$6.3	$0.8		$241.5	$228.8	6

Earnings per share - basic (US cents)	1	—		55	52
Earnings per share - diluted (US cents)	1	—		54	52
Volume (mmsf)	1,011.7	942.2	7	3,841.7	3,670.0	5

Net sales for the quarter and full year increased 8% and 4% from the prior corresponding periods to US$673.2 million and US$2,606.8 million, respectively, driven by higher net sales in the North America Fiber Cement and Europe Building Products segments, partially offset by lower USD net sales in the Asia Pacific Fiber Cement segment.

Gross profit of US$239.9 million and US$933.7 million for the quarter and full year increased 14% and 12%, respectively, compared to the prior corresponding periods, primarily driven by higher gross profit in the North America Fiber Cement segment. Gross profit margin of 35.6% and 35.8% for the quarter and full year increased 1.9 and 2.6 percentage points, respectively, compared to the prior corresponding periods.

Selling, general and administrative (“SG&A”) expenses for the quarter and full year increased 8% and 3%, respectively, compared to the prior corresponding periods. The increase was primarily driven by investing in demand creation and the unfavorable impact of foreign exchange rates. For the quarter, SG&A expenses were partially offset by lower stock compensation expenses.

Asset impairments for the quarter and full year 2020 reflects the non-cash expense associated with the impairments related to our Summerville, USA and Penrose, NZ manufacturing facilities as well as additional non-core assets.

Asbestos adjustments primarily reflect the unfavorable movement in the actuarial adjustment of US$128.0 million recorded in the fourth quarter of fiscal year 2020 partially offset by the effect of foreign exchange on Asbestos net liabilities.

Interest expense was flat for the quarter and increased for the full year, compared to the prior corresponding periods. The increase for the full year was primarily due to a higher interest rate on our long-term Euro denominated debt.

Other (expense) income for the quarter and full year reflects the gains and losses on interest rate swaps.

Income tax expense for the quarter and full year decreased compared to the prior corresponding periods, due to impairment charges incurred in the fourth quarter of fiscal year 2020, US tax loss carryback permitted by the US CARES Act and asbestos adjustments.

Net operating profit increased for the quarter, primarily driven by a lower income tax expense and the favorable performance of the North America Fiber Cement segment, partially offset by impairment charges taken in the fourth quarter. Net operating profit increased for the full year, primarily driven by the favorable performance of the North America Fiber Cement segment and a lower income tax expense, partially offset by higher asset impairment charges and asbestos adjustments.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	2

OPERATING RESULTS - SEGMENT

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	Change	FY20	FY19	Change
Volume (mmsf)	655.0	593.3	10%	2,481.6	2,308.1	8%
Average net sales price per unit (per msf)	US$718	US$704	2%	US$725	US$718	1%

Fiber cement net sales	474.5	422.0	12%	1,816.4	1,676.9	8%
Gross profit			25%			17%
Gross margin (%)			3.8pts			2.8pts
EBIT	78.8	95.1	(17%)	429.3	382.5	12%
EBIT margin (%)	16.6	22.5	(5.9 pts )	23.6	22.8	0.8pts
Asset impairment charges and product line discontinuation expenses	41.2	—		41.2	5.4
EBIT excluding[1]	120.0	95.1	26%	470.5	387.9	21%
EBIT margin (%) excluding[1]	25.3	22.5	2.8pts	25.9	23.1	2.8pts

[1]Excludes asset impairment charges and product line discontinuation expenses
Net sales for the quarter and full year were favorably impacted by higher sales volumes and a higher average net sales price compared to the prior corresponding periods. The increase in volume includes growth in exteriors of 11% and 9% for the quarter and full year, respectively, compared to the prior corresponding periods, reflecting strong growth above market as our commercial transformation gains traction. Interiors volume increased 5% and 1% for the quarter and full year, respectively, compared to the prior corresponding periods, reflecting continuous improvement and traction of our interiors strategy. The increase in average net sales price of 2% and 1% for the quarter and full year, respectively, compared to the prior corresponding periods, primarily reflects the annual change in our strategic pricing effective April 2019.

We note that there are a number of data sources that measure US housing market growth. At the time of filing our results for the period ended 31 March 2020, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the quarter were 212,000, or 12% above the prior corresponding period. For the full year ended 31 March 2020, single family housing starts were 911,100, or 5% above the prior corresponding period. We note that the US Census Bureau's data can be different from other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin can be attributed to the following components:

For the Three Months Ended 31 March 2020:
Higher average net sales price	1.2 pts
Lower start-up costs	0.5 pts
Lower production costs	2.1 pts
Total percentage point change in gross margin	3.8 pts

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	3

OPERATING RESULTS - SEGMENT

For the Full Year Ended 31 March 2020:
Higher average net sales price	0.5pts
Lower start-up costs	0.6pts
Lower production costs	1.7pts
Total percentage point change in gross margin	2.8pts

Gross margin for the quarter increased 3.8 percentage points compared to the prior corresponding period, driven by improved plant performance, lower input and start-up costs and a higher sales price. Gross margin for the full year increased 2.8 percentage points, compared to the prior corresponding period, driven by improved plant performance and a higher sales price, as well as lower input and start-up costs. In addition, gross margin for the full year increased as a result of a one-time charge in fiscal year 2019 related to our decision to discontinue the MCT product line and certain excess and obsolete ColorPlus® color palettes.

SG&A expenses for the quarter and full year were higher compared to the prior corresponding periods primarily driven by our investment in demand creation, including higher marketing and labor related costs. As a percentage of sales, SG&A expenses increased 1.1 percentage points for the quarter and was flat for the full year compared to the prior corresponding periods.

To better harmonize supply and demand in the North American market, we made the operational decision to shut down production at our Summerville, South Carolina plant. We expect the plant to close in mid calendar year 2020. In the fourth quarter of fiscal year 2020 we recorded an impairment charge of US$12.0 million associated with the closure of Summerville. Additionally, we recorded impairment charges totaling US$29.2 million related to a variety of non-core assets located at four of our plants across our North American plant network. These non-core assets were written down to zero based on the determination that they have no future economic benefit.

EBIT for the quarter decreased 17% compared to the prior corresponding period, driven by asset impairment charges and higher SG&A expenses, partially offset by a 25% increase in gross profit. EBIT margin of 16.6% for the quarter decreased 5.9 percentage points, compared to the prior corresponding period.

EBIT for the full year increased 12%, compared to the prior corresponding period, primarily driven by a 17% increase in gross profit, partially offset by asset impairment charges and higher SG&A expenses. EBIT margin of 23.6% for the full year increased 0.8 percentage points compared to the prior corresponding period, driven by the increase in gross margin, partially offset by asset impairment charges.

Results Excluding Asset Impairment Charges and Product Line Discontinuation Expenses

EBIT excluding asset impairment charges and product line discontinuation expenses increased 26% and 21% for the quarter and full year, respectively, compared to the prior corresponding periods, primarily driven by an increase in gross profit of 25% and 17%, respectively, partially offset by higher SG&A expenses.

EBIT margin excluding asset impairment charges and product line discontinuation expenses for the quarter of 25.3% increased 2.8 percentage points, compared to the prior corresponding period, primarily due to the increase in gross margin, partially offset by higher SG&A expenses as a percentage of sales. EBIT margin excluding asset impairment charges and product line discontinuation expenses for the full year of 25.9% increased 2.8 percentage points, compared to the prior corresponding period, primarily due to the increase in gross margin.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	4

OPERATING RESULTS - SEGMENT

Asia Pacific Fiber Cement Segment

The Asia Pacific Fiber Cement segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement and (iii) Philippines Fiber Cement.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	Change	FY20	FY19	Change
Volume (mmsf)	125.0	129.9	(4%)	532.6	546.1	(2%)
Average net sales price per unit (per msf)	US$688	US$701	(2%)	US$700	US$724	(3%)

Fiber cement net sales	95.8	102.3	(6%)	418.4	446.8	(6%)
Gross profit			(5%)			(5%)
Gross margin (%)			0.6pts			0.3pts
EBIT	(16.7)	20.5		58.5	99.8	(41%)
EBIT margin (%)	(17.4)	20.0	(37.4 pts )	14.0	22.3	(8.3 pts )
Asset impairment charges	36.3	—		36.3	—
EBIT excluding[1]	19.6	20.5	(4%)	94.8	99.8	(5%)
EBIT margin (%) excluding[1]	20.5	20.0	0.5pts	22.7	22.3	0.4pts

[1]Excludes asset impairment charges

The Asia Pacific Fiber Cement segment results in US dollars were unfavorably impacted by average foreign exchange rate movements as detailed in the table below:

	Q4 FY20			Full Year FY20
	Results in AUD	Results in USD	Impact of FX	Results in AUD	Results in USD	Impact of FX
Average net sales price per unit (per msf)	+7%	-2%	-9%	+4%	-3%	-7%
Fiber cement net sales	+2%	-6%	-8%	FLAT	-6%	-6%
Gross profit	+4%	-5%	-9%	+1%	-5%	-6%
EBIT excluding asset impairment charges	+4%	-4%	-8%	+2%	-5%	-7%

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	5

OPERATING RESULTS - SEGMENT

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	Change	FY20	FY19	Change
Volume (mmsf)	125.0	129.9	(4%)	532.6	546.1	(2%)
Average net sales price per unit (per msf)	A$1,048	A$984	7%	A$1,027	A$992	4%

Fiber cement net sales	146.1	143.6	2%	614.1	612.2	—%
Gross profit			4%			1%
Gross margin (%)			0.6pts			0.3pts
EBIT	(28.4)	28.8		80.8	136.5	(41%)
EBIT margin (%)	(17.4)	20.0	(37.4 pts )	14.0	22.3	(8.3 pts )
Asset impairment charges	58.3	—		58.3	—
EBIT excluding[1]	29.9	28.8	4%	139.1	136.5	2%
EBIT margin (%) excluding[1]	20.5	20.0	0.5pts	22.7	22.3	0.4pts

[1]Excludes asset impairment charges

Net sales in Australian dollars for the quarter and full year were favorably impacted by a higher average net sales price, partially offset by lower volumes, compared to the prior corresponding periods. Volume decreased 4% for the quarter, compared to the prior corresponding period, driven by the COVID-19 government enforced lockdown of the majority of businesses in the Philippines and New Zealand in March 2020, as well as a significant softening of the Australian market, partially offset by volume growth above the market in Australia. Volume decreased 2% for the full year, compared to the prior corresponding period, primarily driven by a significant softening of the Australian market, partially offset by volume growth above the market in Australia. The 7% and 4% increase in average net sales price for the quarter and full year, respectively, compared to the prior corresponding periods, was primarily driven by our strategic price increase in Australia. Average net sales price for the quarter was also favorably impacted by geographic mix due to a lower proportion of sales in the Philippines, which has a lower average net selling price.

According to Australian Bureau of Statistics data, approvals for detached houses, a key driver of Australian business' sales volume, were 24,447 for the quarter, a decrease of 3%, compared to the prior corresponding period. For the full year, approvals for detached houses were 102,792, a decrease of 11% compared to the prior corresponding period. The other key driver of our sales volume, the alterations and additions market, increased 3% for the quarter ended 31 March 2020, compared to the prior corresponding period. For the full year ended 31 March 2020, the alteration and additions market was flat, compared to the prior corresponding period.

Gross profit in Australian dollars increased 4% for the quarter, compared to the prior corresponding period, driven by lower pulp costs and favorable plant performance in Australia, partially offset by the mandatory lockdown due to COVID-19 in the Philippines and New Zealand, as well as higher freight costs. Gross profit in Australian dollars increased 1% for the full year, compared to the prior corresponding period, due to favorable plant performance in Australia and lower pulp costs, partially offset by higher freight costs and unfavorable plant performance in New Zealand.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	6

OPERATING RESULTS - SEGMENT

In Australian dollars, the change in gross margin can be attributed to the following components:

For the Three Months Ended 31 March 2020:
Higher average net sales price	3.8 pts
Higher production costs	(3.2 pts)
Total percentage point change in gross margin	0.6 pts

For the Full Year Ended 31 March 2020:
Higher average net sales price	2.0 pts
Higher production costs	(1.7 pts)
Total percentage point change in gross margin	0.3 pts

We made the strategic decision to move to a regional model for the manufacture and supply of fiber cement products for the New Zealand Market. We will cease all manufacturing of products in New Zealand under this model and shift manufacturing from Penrose, New Zealand to our two plants in Australia: Rosehill and Carole Park. As a result, we recorded asset impairment charges of A$54.4 million in the fourth quarter of fiscal year 2020. We also decided to shut down our James Hardie Systems business which resulted in an impairment charge of A$3.9 million.

EBIT in Australian dollars for the quarter and full year decreased A$57.2 million and A$55.7 million, respectively, compared to the prior corresponding periods, primarily driven by asset impairment charges of A$58.3 million. EBIT margin for the quarter and full year of (17.4)% and 14.0%, respectively, decreased 37.4 percentage points and 8.3 percentage points, respectively, compared to the prior corresponding periods, primarily driven by asset impairment charges.

Results Excluding Asset Impairment Charges

EBIT in Australian dollars excluding asset impairment charges for the quarter and full year increased 4% and 2%, compared to the prior corresponding periods, primarily driven by higher gross profit. EBIT margin excluding asset impairment charges for the quarter and full year of 20.5% and 22.7%, respectively, increased 0.5 percentage points and 0.4 percentage points, respectively, compared to the prior corresponding periods, primarily driven by a higher gross margin. The increase in gross margin was due to a higher average net sales price, partially offset by higher production costs.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	7

OPERATING RESULTS - SEGMENT

Europe Building Products Segment

The Europe Building Products segment is comprised of: (i) Europe Fiber Cement and (ii) Europe Fiber Gypsum. Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	Change	FY20	FY19	Change
Volume (mmsf)	231.7	219.0	6%	827.5	815.8	1%
Average net sales price per unit (per msf)	US$344	US$346	(1%)	US$345	US$354	(3%)

Fiber cement net sales	12.5	8.8	42%	48.0	35.8	34%
Fiber gypsum net sales[1]	90.4	89.9	1%	323.4	332.5	(3%)
Net sales	102.9	98.7	4%	371.4	368.3	1%
Gross profit			(16%)			(1%)
Gross margin (%)			(6.8 pts )			(0.5 pts )
EBIT[2]	(4.9)	7.1		11.2	10.0	12%
EBIT margin[2] (%)	(4.8)	7.2	(12.0 pts )	3.0	2.7	0.3pts
Asset impairment charges	5.5	—		5.5	—
EBIT excluding asset impairment charges	0.6	7.1	(92%)	16.7	10.0	67%
EBIT margin (%) excluding asset impairment charges	0.6	7.2	(6.6 pts )	4.5	2.7	1.8pts
Costs associated with the Fermacell acquisition	4.1	4.1	—%	13.7	29.1	(53%)
Adjusted EBIT excluding[3]	4.7	11.2	(58%)	30.4	39.1	(22%)
Adjusted EBIT margin (%) excluding[3]	4.6	11.3	(6.7 pts )	8.2	10.6	(2.4 pts )

[1]Also includes cement bonded board net sales
[2]Includes costs associated with the Fermacell acquisition and asset impairment charges
[3]Excludes asset impairment charges and costs associated with the Fermacell acquisition. Costs associated with the Fermacell acquisition have not been excluded from total Adjusted EBIT and Adjusted net operating profit as presented on pages 13 and 15, respectively

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	8

OPERATING RESULTS - SEGMENT

Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	Change	FY20	FY19	Change
Volume (mmsf)	231.7	219.0	6%	827.5	815.8	1%
Average net sales price per unit (per msf)	€312	€305	2%	€311	€306	2%

Fiber cement net sales	11.4	7.6	50%	43.3	32.8	32%
Fiber gypsum net sales[1]	81.9	79.3	3%	290.9	285.2	2%
Net sales	93.3	86.9	7%	334.2	318.0	5%
Gross profit			(13%)			3%
Gross margin (%)			(6.8 pts )			(0.5 pts )
EBIT[2]	(4.5)	6.3		10.0	9.1	10%
EBIT margin[2] (%)	(4.8)	7.2	(12.0 pts )	3.0	2.7	0.3pts
Asset impairment charges	4.9	—		4.9	—
EBIT excluding asset impairment charges	0.4	6.3	(94%)	14.9	9.1	64%
EBIT margin (%) excluding asset impairment charges	0.6	7.2	(6.6 pts )	4.5	2.7	1.8pts
Costs associated with the Fermacell acquisition	3.7	3.5	6%	12.3	24.6	(50%)
Adjusted EBIT excluding[3]	4.1	9.8	(58%)	27.2	33.7	(19%)
Adjusted EBIT margin (%) excluding[3]	4.6	11.3	(6.7 pts )	8.2	10.6	(2.4 pts )

[1]Also includes cement bonded board net sales
[2]Includes costs associated with the Fermacell acquisition and asset impairment charges
[3]Excludes asset impairment charges and costs associated with the Fermacell acquisition. Costs associated with the Fermacell acquisition have not been excluded from total Adjusted EBIT and Adjusted net operating profit as presented on pages 13 and 15, respectively

Net sales in Euros for the quarter increased 7%, compared to the prior corresponding period, driven by an increase of 50% and 3% in fiber cement and fiber gypsum net sales, respectively. Net sales in Euros for the full year increased 5%, compared to the prior corresponding period, driven by an increase of 32% and 2% in fiber cement and fiber gypsum net sales, respectively. The increase in fiber cement net sales was driven by market penetration in our existing geographies. Fiber gypsum net sales, which includes cement bonded board net sales, increased due to the continued penetration of fiber gypsum and our strategic price increase, partially offset by lower cement bonded board net sales. Cement bonded board net sales decreased for both periods due to lower tunnel project sales as compared to the prior corresponding periods.

Gross profit in Euros decreased 13% for the quarter, compared to the prior corresponding period, primarily driven by €1.8 million of warehousing and freight costs that were previously recorded in SG&A. Gross profit increased 3% for the full year, compared to the prior corresponding period, primarily due to higher net sales, partially offset by €3.2 million of warehousing and freight costs that were previously recorded in SG&A. The increase for the full year was additionally impacted by a one time inventory fair value adjustment of €6.2 million (US$7.3 million) incurred in the first quarter of fiscal year 2019 following the acquisition of Fermacell.

We incurred asset impairment charges of €4.9 million in the fourth quarter of fiscal year 2020, primarily related to non-core assets which were written down to zero based on the determination that they will no longer provide an economic benefit.

EBIT for the quarter decreased €10.8 million, compared to the prior corresponding period, driven by lower gross profit and asset impairment charges. EBIT for the full year increased €0.9 million, compared to the prior

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	9

OPERATING RESULTS - SEGMENT

corresponding period, driven by lower costs associated with the acquisition of €12.3 million (US$15.4 million), partially offset by asset impairment charges and higher SG&A expenses. The increase in SG&A expenses was primarily due to higher consulting costs and increased headcount associated with the build out of the organization.

Results Excluding Asset Impairment Charges and Costs Associated with the Acquisition

Adjusted EBIT in Euros decreased €5.7 million for the quarter and €6.5 million for the full year, compared to the prior corresponding periods, driven by higher SG&A expenses.

Other Businesses Segment

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	Change %	FY20	FY19	Change %
Net sales	—	1.8		0.6	14.6	(96)
EBIT	0.1	(4.4)		—	(30.9)

The Other Businesses segment is comprised of our former fiberglass windows business, which included a fiberglass windows assembly facility as well as a fiberglass pultrusion business. In fiscal year 2019, we made the decision to shut down the fiberglass windows business, closed the windows assembly business and recorded product line discontinuation costs associated with the shutdown of the business. In April 2019, we ceased operations and sold the fiberglass pultrusion portion of the business.

Research and Development Segment
We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment, or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	Change %	FY20	FY19	Change %
Segment R&D expenses	$(6.6)	$(6.1)	(8)	$(24.0)	$(26.7)	10
Segment R&D SG&A expenses	(0.7)	(1.0)	30	(3.0)	(2.3)	(30)
Total R&D EBIT	$(7.3)	$(7.1)	(3)	$(27.0)	$(29.0)	7

The change in segment R&D expenses for the quarter and full year were driven by a change in the prioritization of R&D activities and projects, as well as normal variation among our R&D projects. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. Other R&D expenses associated with commercialization projects for the quarter and full year were US$2.4 million and US$8.8 million, respectively, compared to US$3.3 million and US$11.2 million for the prior corresponding periods, respectively.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	10

OPERATING RESULTS - SEGMENT

General Corporate

Results for General Corporate were as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	Change %	FY20	FY19	Change %
General Corporate SG&A expenses	$(12.0)	$(14.7)	18	$(68.2)	$(57.3)	(19)
Asbestos:
Asbestos adjustments	(67.0)	(73.4)	9	(58.2)	(22.0)
AICF SG&A expenses[1]	(0.4)	(0.4)	—	(1.7)	(1.5)	(13)
Asset impairment charges	(1.4)	—		(1.4)	—
General Corporate EBIT	$(80.8)	$(88.5)	9	$(129.5)	$(80.8)	(60)

[1]Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF

General Corporate SG&A expenses for the quarter decreased US$2.7 million, compared to the prior corresponding period, driven by lower stock compensation expenses. General Corporate SG&A expenses for the full year increased US$10.9 million, compared to the prior corresponding period, driven by unfavorable movements in recognized foreign exchange losses and the acceleration in the timing of accounting for expenses associated with a retired executive's non-compete and consulting arrangements.

Asbestos adjustments for both periods primarily reflect the unfavorable actuarial adjustment recorded in the fourth quarter in line with KPMGA's actuarial report, as well as, the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period.

The AUD/USD spot exchange rates are shown in the table below:

FY20		FY19
31 March 2019	0.7096	31 March 2018	0.7681
31 March 2020	0.6177	31 March 2019	0.7096
Change ($)	(0.0919)	Change ($)	(0.0585)
Change (%)	(13)	Change (%)	(8)

For fiscal years 2020 and 2019, the asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	Full Year Ended 31 March
	FY20	FY19
Increase in actuarial estimate	$(128.0)	$(72.7)
Effect of foreign exchange rate movements	69.0	49.5
Gain (loss) on foreign currency forward contracts	0.8	(0.8)
Adjustments in insurance receivable	—	2.0
Asbestos adjustments	$(58.2)	$(22.0)

Per the KPMGA actuarial report, the undiscounted and uninflated central estimate net of insurance recoveries increased to A$1.452 billion at 31 March 2020 from A$1.400 billion at 31 March 2019. The change in the undiscounted and uninflated central estimate of A$52.6 million; or 4%, is primarily due to the increase to the

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	11

OPERATING RESULTS - SEGMENT

actuarial adjustment, partially offset by net cash outflows in the fiscal year 2020 of A$142.4 million. The increase in the KPMGA actuarial estimate is primarily due to increases to the future numbers of mesothelioma claims.

During fiscal year 2020, mesothelioma claims reporting activity was above actuarial expectations and the prior corresponding period. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which was assumed to have occurred during the period 1 April 2014 through 31 March 2017. In fiscal year 2018, KPMGA formed the view that the increases in the mesothelioma claims reporting seen in recent years was a permanent effect, and therefore increased the projected number of future mesothelioma claims at 31 March 2018. The revised KPMGA modeling approach for mesothelioma claims considered the claimant’s age which resulted in a higher number of projected claims, partially offset by a reduction in projected average claim size.

At 31 March 2020, KPMGA has noted that the increase in actual claims reporting for the full year 2020 was primarily due to the increase in the number of cross claims which typically cost around one quarter of the cost of direct claims. As such, KPMGA determined that there was a need to separate the two types of claims resulting in a higher projected future number of estimated mesothelioma claims. Due to the increase in the projected cross claims, the average claim size has decreased due to the mix of the projected claim payments.

Consistent with prior years, the claimants ages are increasing, leading to lower average claim sizes. The decrease is partially offset by a lower number of assumed nil settlements for mesothelioma claims. Changes to the assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.

Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 21% on a discounted basis.

Asbestos gross cash outflows of A$160.2 million for fiscal year 2020 were slightly higher than the actuarial expectation of A$159.0 million.

Readers are referred to Note 13 of our 31 March 2020 consolidated financial statements for further information on asbestos adjustments.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	12

OPERATING RESULTS - OTHER

EBIT

The table below summarizes EBIT results as discussed above:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	Change %	FY20	FY19	Change %
North America Fiber Cement[1,2]	$120.0	$95.1	26	$470.5	$387.9	21
Asia Pacific Fiber Cement[1]	19.6	20.5	(4)	94.8	99.8	(5)
Europe Building Products[1]	0.6	7.1	(92)	16.7	10.0	67
Other Businesses[2]	0.1	(0.9)		—	(6.8)
Research and Development	(7.3)	(7.1)	(3)	(27.0)	(29.0)	7
General Corporate[1,3]	(12.0)	(14.7)	18	(68.2)	(57.3)	(19)
Adjusted EBIT	121.0	100.0	21	486.8	404.6	20
Asbestos:
Asbestos adjustments	(67.0)	(73.4)	9	(58.2)	(22.0)
AICF SG&A expenses	(0.4)	(0.4)	—	(1.7)	(1.5)	(13)
Asset impairment charges and product line discontinuation[1,2]	(84.4)	(3.5)		(84.4)	(29.5)
EBIT	$(30.8)	$22.7		$342.5	$351.6	(3)

[1]Adjusted EBIT excludes asset impairment charges of US$84.4 million in the fourth quarter and full year 2020. These charges consist of US$41.2 million, US$36.3 million, US$5.5 million and US$1.4 million in the North America Fiber Cement, Asia Pacific Fiber Cement, Europe Building Products and General Corporate segments, respectively. Readers are referred to Notes 7, 8 and 9 of our 31 March 2020 consolidated financial statements for further information on impairments

[2]Adjusted EBIT for the full year 2019 excludes product line discontinuation expenses, primarily reflected in the Other Businesses Segment as a result of our decision to discontinue our Windows business. In addition, the North America Fiber Cement Segment incurred US$5.4 million in the full year 2019 related to the discontinuation of our MCT product line as well as certain excess and obsolete ColorPlus® color palettes
[3]Excludes Asbestos-related expenses and adjustments

Net Interest Expense

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	Change %	FY20	FY19	Change %
Gross interest expense	$(16.5)	$(16.2)	(2)	$(66.9)	$(59.6)	(12)
Capitalized interest	2.6	1.7	53	9.5	5.4	76
Interest income	0.1	0.7	(86)	1.6	2.1	(24)
Net AICF interest income	0.5	0.5	—	1.4	2.0	(30)
Net interest expense	$(13.3)	$(13.3)	—	$(54.4)	$(50.1)	(9)

Gross interest expense for the quarter increased US$0.3 million, compared to the prior corresponding period, primarily due to a higher average outstanding balance of our revolving credit facility. For the full year, gross interest expense increased US$7.3 million, compared to the prior corresponding period, primarily due to the higher interest rate on our long-term Euro denominated debt compared to the 364-day term loan facility used to initially finance the Fermacell acquisition in the prior year.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	13

OPERATING RESULTS - OTHER

Income Tax

	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	FY20	FY19
Income tax benefit (expense) (US$ Millions)	50.4	(8.6)	(46.5)	(71.8)
Effective tax rate (%)	114.3	91.5	16.1	23.9

Adjusted income tax expense[1] (US$ Millions)	(20.6)	(12.4)	(78.1)	(52.1)
Adjusted effective tax rate[1] (%)	19.2	14.4	18.1	14.8

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Total income tax for the quarter and full year decreased US$59.0 million and US$25.3 million, respectively, compared to the prior corresponding periods, due to impairment charges incurred in the fourth quarter of fiscal year 2020, US tax loss carryback permitted by the US CARES Act and asbestos adjustments.

Adjusted income tax expense for the full year increased US$26.0 million, compared to the prior corresponding period, primarily due to the mix of geographic earnings and the proportional impact of tax adjustments related to the straight-line amortization benefit of certain US intangible assets.

Readers are referred to Note 16 of our 31 March 2020 consolidated financial statements for further information related to income tax.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	14

OPERATING RESULTS - OTHER

Net Operating Profit

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	Change %	FY20	FY19	Change %
EBIT	$(30.8)	$22.7		$342.5	$351.6	(3)

Net interest expense	(13.3)	(13.3)	—	(54.4)	(50.1)	(9)
Loss on early debt extinguishment	—	—		—	(1.0)
Other (expense) income	—	—		(0.1)	0.1
Income tax expense	50.4	(8.6)		(46.5)	(71.8)	35
Net operating profit	6.3	0.8		241.5	228.8	6

Excluding:
Asbestos:
Asbestos adjustments	67.0	73.4	(9)	58.2	22.0
AICF SG&A expenses	0.4	0.4	—	1.7	1.5	13
AICF interest income, net	(0.5)	(0.5)	—	(1.4)	(2.0)	30
Asset impairment charges and product line discontinuation[1]	84.4	3.5		84.4	29.5
Loss on early debt extinguishment	—	—		—	1.0
Tax adjustments[2]	(71.0)	(3.8)		(31.6)	19.7
Adjusted net operating profit	86.6	73.8	17	352.8	300.5	17

Adjusted diluted earnings per share (US cents)	19	17		79	68

1In fiscal year 2020, asset impairment charges reflect the non-cash expense associated with the impairments related to our Summerville, USA and Penrose, NZ manufacturing facilities as well as additional non-core assets. In fiscal year 2019, these charges reflect the costs incurred as a result of our decision to discontinue product lines in both our North America Fiber Cement segment and our Other Businesses segment
[2]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments

Adjusted net operating profit of US$86.6 million for the quarter increased US$12.8 million, or 17%, compared to the prior corresponding period, driven by a US$21.0 million increase in Adjusted EBIT, partially offset by higher Adjusted income tax expense of US$8.2 million. The Adjusted EBIT increase was driven by the increase in Adjusted EBIT of US$24.9 million in the North America Fiber Cement segment, partially offset by a decrease in Adjusted EBIT of US$6.5 million in the Europe Building Products segment.

Adjusted net operating profit of US$352.8 million for the full year increased US$52.3 million, or 17%, compared to the prior corresponding period, driven by a US$82.2 million increase in Adjusted EBIT, partially offset by higher Adjusted income tax expense of US$26.0 million and higher net interest expense of US$4.3 million. The Adjusted EBIT increase was driven by the increase of US$82.6 million in the North America Fiber Cement segment, partially offset by a US$10.9 million increase in General Corporate SG&A expenses.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	15

OTHER INFORMATION

1

Cash Flow

Operating Activities
Cash provided by operating activities for the full year increased US$147.2 million, compared to the prior corresponding period, to US$451.2 million. The increase in cash provided by operating activities was driven primarily by an increase in net income adjusted for non-cash items of US$189.2 million and cash provided by accounts payable of US$41.6 million, partially offset by an increase in receivables driven by an income tax receivable recorded during the quarter of US$84.7 million as a result of the CARES Act.
Investing Activities
Cash used in investing activities decreased US$660.6 million to US$203.8 million in fiscal year 2020. The decrease in cash used in investing activities was primarily due to the US$558.7 million acquisition of Fermacell in the prior year, as well as a decrease in purchases in property, plant and equipment of US$123.7 million partially offset by lower net proceeds from AICF's short-term investments of US$25.7 million.

Financing Activities
Cash used in financing activities for the year was US$179.0 million, compared to cash provided by financing activities of US$364.2 million in the prior corresponding period. The US$543.2 million change was primarily driven by the net proceeds from debt of US$492.4 million utilized in the acquisition of Fermacell in the prior year, compared to nil in the current year, and lower net proceeds from credit facilities of US$70.0 million in current year.

Capacity Expansion

We continually evaluate the capacity required to service the housing markets in which we operate to ensure we meet demand and achieve our market penetration objectives. As announced on 5 May 2020, we have adjusted our fiscal year 2021 planned capital expenditures to be in a range of US$80 million - US$95 million. During the current quarter:

In North America we:
•Continued the construction of a greenfield expansion project in Prattville, Alabama, at an estimated total cost of US$240.0 million. We have deferred the expected commissioning date to fiscal year 2022 in our efforts to better match supply with demand.
In Asia Pacific we:
•In Q3 FY20 we completed the brownfield expansion project at our existing Carole Park facility. We anticipate we will commission this sheet machine in early fiscal year 2022 as a result of our strategic decision to shift to importing products to New Zealand from our Australian manufacturing plants.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	16

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position increased from US$78.7 million at 31 March 2019 to US$144.4 million at 31 March 2020.

At 31 March 2020, we held two forms of debt: an unsecured revolving credit facility and senior unsecured notes. The effective weighted average interest rate on our total debt was 4.3% and 4.4% at 31 March 2020 and 31 March 2019, respectively. The weighted average term of all debt, including undrawn facilities, was 5.3 years and 6.3 years at 31 March 2020 and 31 March 2019, respectively.

At 31 March 2020, a total of US$130.0 million was drawn from our US$500.0 million unsecured revolving facility, compared to US$150.0 million at 31 March 2019. At 31 March 2020, our cash and amount available under the revolving credit facility was US$365.4 million. The unsecured revolving credit facility's expiration date is December 2022 and the size of the facility may be increased by up to US$250.0 million.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flows from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

Capital Management and Dividends

The COVID-19 pandemic and actions taken in response thereto are continuing to have a significant adverse effect on many sectors of the economy, including new home building and remodeling activity. Accordingly, we have currently reduced our production capacity to match supply and demand. While this reduction in production is expected to be temporary, the duration of the COVID-19 pandemic, the actions to contain the pandemic and treat its impacts, and the effects on our operations are highly uncertain and cannot be predicted at this time.

To further strengthen the Company’s liquidity position and to manage market volatility, the Company is taking the following strategic measures:

•The immediate suspension of dividends until further notice, as approved by the Board of Directors.
•Adjusted FY21 Capital Expenditures to be in a range of US$80 – US$95 million, compared to a historic three-year, annual average of approximately US$240 million.
•Will make its annual contributions to Asbestos Injuries Compensation Fund (AICF) in quarterly installments, versus one lump sum payment in July 2020, as allowed under the provisions of the Amended and Restated Final Funding Agreement (AFFA).

The following table summarizes the dividends declared or paid in respect of fiscal years 2020, 2019 and 2018:

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	17

OTHER INFORMATION

US$ Millions	US Cents/ Security	Total US$ (Millions)	Announcement Date	Record Date	Payment Date
FY 2020 first half dividend[1]	0.10	44.7	7 November 2019	18 November 2019	20 December 2019
FY 2019 second half dividend	0.26	113.9	21 May 2019	6 June 2019	2 August 2019
FY 2019 first half dividend	0.10	43.6	8 November 2018	12 December 2018	22 February 2019
FY 2018 second half dividend	0.30	128.5	22 May 2018	7 June 2018	3 August 2018
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017

[1]Includes US$2.8 million of withholding taxes paid on 10 January 2020

Other Asbestos Information

Claims Data

	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	Change %	FY20	FY19	Change %
Claims received	151	133	(14)	657	568	(16)
Actuarial estimate for the period	141	144	2	564	576	2
Difference in claims received to actuarial estimate	(10)	11		(93)	8

Average claim settlement[1] (A$)	262,000	219,000	(20)	277,000	262,000	(6)
Actuarial estimate for the period[2]	306,000	290,000	(6)	306,000	290,000	(6)
Difference in claims paid to actuarial estimate	44,000	71,000		29,000	28,000
[1]Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements
[2]This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience

For the full year ended 31 March 2020, we noted the following related to asbestos-related claims:

•Net cash outflow was 5% below actuarial expectations;
•Gross cash outflow was 1% above actuarial expectations;
•Claims received were 16% above actuarial expectations and the prior corresponding period;
•Mesothelioma claims reported were 16% higher than actuarial expectations and the prior corresponding period;
•The number of claims settled were 8% above actuarial expectations and 5% above the prior corresponding period;
•The average claim settlement was 9% below actuarial expectations and 6% above the prior corresponding period; and
•Average claim settlement sizes were lower than actuarial expectations for all mesothelioma age groups and for most other disease types.

AICF Funding

We funded US$108.9 million to AICF during the second quarter of fiscal year 2020, as provided under the AFFA. From the time AICF was established in February 2007 through the date of this Report, we have contributed approximately A$1,350.1 million to the fund.

We anticipate that we will make contributions totaling approximately US$153.3 million to AICF during fiscal year 2021. This amount represents 35% of our free cash flow of US$438.0 million. Our free cash flow, as

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	18

OTHER INFORMATION

defined by the AFFA, is our operating cash flow per US GAAP in effect in December 2004. To reconcile our current year operating cash flow of US$451.2 million to 2004 US GAAP, a US$13.2 million adjustment is required.

Readers are referred to Notes 2 and 13 of our 31 March 2020 consolidated financial statements for further information on asbestos.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	19

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies.

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	20

NON-US GAAP FINANCIAL TERMS

This Management’s Analysis of Results includes certain financial information to supplement the Company’s consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measure for the same purposes. These financial measures include:

•Adjusted EBIT;
•North America Fiber Cement Segment Adjusted EBIT excluding asset impairment charges and product line discontinuation expenses;
•Asia Pacific Fiber Cement Segment Adjusted EBIT excluding asset impairment charges;
•Europe Building Products Segment Adjusted EBIT excluding asset impairment charges;
•Europe Building Products Segment Adjusted EBIT excluding asset impairment charges and costs associated with the acquisition;
•Adjusted EBIT margin;
•North America Fiber Cement Segment Adjusted EBIT margin excluding asset impairment charges and product line discontinuation expenses;
•Asia Pacific Fiber Cement Segment Adjusted EBIT margin excluding asset impairment charges;
•Europe Building Products Segment Adjusted EBIT margin excluding asset impairment charges;
•Europe Building Products Segment Adjusted EBIT margin excluding asset impairment charges and costs associated with the acquisition;
•Adjusted net operating profit;
•Adjusted diluted earnings per share;
•Adjusted operating profit before income taxes;
•Adjusted income tax expense;
•Adjusted effective tax rate;
•Adjusted EBITDA;
•Adjusted EBITDA excluding Asbestos;
•Adjusted selling, general and administrative expenses (“Adjusted SG&A”); and
•Adjusted return on capital employed ("Adjusted ROCE").

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Non-financial Terms

AFFA – Amended and Restated Final Funding Agreement

AICF – Asbestos Injuries Compensation Fund Ltd

Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege generic defects in certain fiber cement products and systems, breach of duties including the failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems

New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	21

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents

Adjusted EBIT

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	FY20	FY19
EBIT	$(30.8)	$22.7	$342.5	$351.6
Asbestos:
Asbestos adjustments	67.0	73.4	58.2	22.0
AICF SG&A expenses	0.4	0.4	1.7	1.5
Asset impairment charges and product line discontinuation expenses	84.4	3.5	84.4	29.5
Adjusted EBIT	$121.0	$100.0	$486.8	$404.6
Net sales	673.2	624.8	2,606.8	2,506.6
Adjusted EBIT margin	18.0%	16.0%	18.7%	16.1%

North America Fiber Cement Segment Adjusted EBIT excluding asset impairments and product line discontinuation

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	FY20	FY19
North America Fiber Cement Segment EBIT	$78.8	$95.1	$429.3	$382.5

Asset impairment charges and product line discontinuation expenses	41.2	—	41.2	5.4
North America Fiber Cement Segment Adjusted EBIT excluding asset impairment charges and product line discontinuation expenses	$120.0	$95.1	$470.5	$387.9
North America Fiber Cement segment net sales	474.5	422.0	1,816.4	1,676.9
North America Fiber Cement Segment Adjusted EBIT margin excluding asset impairment charges and product line discontinuation expenses	25.3%	22.5%	25.9%	23.1%

Asia Pacific Fiber Cement Segment Adjusted EBIT excluding asset impairments

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	FY20	FY19
Asia Pacific Fiber Cement Segment EBIT	$(16.7)	$20.5	$58.5	$99.8

Asset impairment charges	36.3	—	36.3	—
Asia Pacific Fiber Cement Segment Adjusted EBIT excluding asset impairment charges	$19.6	$20.5	$94.8	$99.8
Asia Pacific Fiber Cement segment net sales	95.8	102.3	418.4	446.8
Asia Pacific Fiber Cement Segment Adjusted EBIT margin excluding asset impairment charges	20.5%	20.0%	22.7%	22.3%

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	22

NON-US GAAP FINANCIAL MEASURES

Europe Building Products Segment Adjusted EBIT excluding asset impairments and costs associated with the acquisition

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	FY20	FY19
Europe Building Products Segment EBIT	$(4.9)	$7.1	$11.2	$10.0

Asset impairment charges	5.5	—	5.5	—
Europe Building Products Segment Adjusted EBIT excluding asset impairment charges	0.6	7.1	16.7	10.0
Inventory fair value adjustment[1]	—	—	—	7.3
Transaction costs[2]	—	—	—	7.2
Integration costs[3]	4.1	4.1	13.7	14.6
Costs associated with the acquisition	$4.1	$4.1	$13.7	$29.1
Europe Building Products Segment Adjusted EBIT excluding asset impairments and costs associated with the acquisition	$4.7	$11.2	$30.4	$39.1
Europe Building Products segment net sales	102.9	98.7	371.4	368.3
Europe Building Products Segment Adjusted EBIT margin excluding asset impairments	0.6%	7.2%	4.5%	2.7%
Europe Building Products Segment Adjusted EBIT margin excluding asset impairments and costs associated with the acquisition	4.6%	11.3%	8.2%	10.6%

[1]Under US GAAP, we were required to value the inventory acquired at fair market value. The revaluation resulted in a preliminary total inventory fair value adjustment of US$7.3 million. As this inventory was sold during the first quarter of FY19, the entire adjustment was recognized into cost of goods sold during that period
[2]Transaction costs include certain non-recurring fees incurred in conjunction with the acquisition of Fermacell
[3]Integration costs relate to professional, legal and other fees incurred in conjunction with the integration of Fermacell

Adjusted net operating profit

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	FY20	FY19
Net operating profit	$6.3	$0.8	$241.5	$228.8
Asbestos:
Asbestos adjustments	67.0	73.4	58.2	22.0
AICF SG&A expenses	0.4	0.4	1.7	1.5
AICF interest income, net	(0.5)	(0.5)	(1.4)	(2.0)
Loss on early debt extinguishment	—	—	—	1.0
Asset impairment charges and product line discontinuation expenses	84.4	3.5	84.4	29.5
Tax adjustments[1]	(71.0)	(3.8)	(31.6)	19.7
Adjusted net operating profit	$86.6	$73.8	$352.8	$300.5

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	23

NON-US GAAP FINANCIAL MEASURES

Adjusted diluted earnings per share

	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	FY20	FY19
Adjusted net operating profit (US$ millions)	$86.6	$73.8	$352.8	$300.5
Weighted average common shares outstanding - Diluted (millions)	444.5	443.4	444.1	443.0
Adjusted diluted earnings per share (US cents)	19	17	79	68

Adjusted effective tax rate

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	FY20	FY19
Operating (loss) profit before income taxes	$(44.1)	$9.4	$288.0	$300.6
Asbestos:
Asbestos adjustments	67.0	73.4	58.2	22.0
AICF SG&A expenses	0.4	0.4	1.7	1.5
AICF interest income, net	(0.5)	(0.5)	(1.4)	(2.0)
Loss on early debt extinguishment	—	—	—	1.0
Asset impairment charges and product line discontinuation expenses	84.4	3.5	84.4	29.5
Adjusted operating profit before income taxes	$107.2	$86.2	$430.9	$352.6

Income tax benefit (expense)	50.4	(8.6)	(46.5)	(71.8)
Tax adjustments[1]	(71.0)	(3.8)	(31.6)	19.7
Adjusted income tax expense	$(20.6)	$(12.4)	$(78.1)	$(52.1)
Effective tax rate	114.3%	91.5%	16.1%	23.9%
Adjusted effective tax rate	19.2%	14.4%	18.1%	14.8%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Adjusted EBITDA excluding Asbestos

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	FY20	FY19
EBIT	$(30.8)	$22.7	$342.5	$351.6
Depreciation and amortization	37.7	30.7	131.5	119.4
Adjusted EBITDA	$6.9	$53.4	$474.0	$471.0
Asbestos:
Asbestos adjustments	67.0	73.4	58.2	22.0
AICF SG&A expenses	0.4	0.4	1.7	1.5
Adjusted EBITDA excluding Asbestos	$74.3	$127.2	$533.9	$494.5

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	24

NON-US GAAP FINANCIAL MEASURES

Adjusted selling, general and administrative expenses (“Adjusted SG&A”)

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY20	Q4 FY19	FY20	FY19
SG&A expenses	$110.3	$102.3	$415.8	$403.6
Excluding:
AICF SG&A expenses	(0.4)	(0.4)	(1.7)	(1.5)
Product line discontinuation	—	(0.7)	—	(2.1)
Adjusted SG&A expenses	$109.9	$101.2	$414.1	$400.0
Net sales	673.2	624.8	2,606.8	2,506.6
SG&A expenses as a percentage of net sales	16.4%	16.4%	16.0%	16.1%
Adjusted SG&A expenses as a percentage of net sales	16.3%	16.2%	15.9%	16.0%
Adjusted Return on Capital Employed ("Adjusted ROCE")

US$ Millions	Full Year Ended 31 March[1]
	FY20	FY19
Numerator
Adjusted EBIT	$486.8	$404.6
Adjustments to EBIT[2]	—	(7.3)
Adjusted EBIT for ROCE	486.8	397.3
Denominator
Gross capital employed (GCE)	1,753.7	1,492.7
Adjustments to GCE[3]	(195.5)	(77.4)
Adjusted gross capital employed[3]	$1,558.2	$1,415.3
Adjusted ROCE	31.2%	28.1%

[1]Adjusted ROCE is used to assess annual financial results and therefore is not presented for the three months ended 31 March 2020 and 2019
[2]Adjustments as calculated according to ROCE stock compensation plan documents
[3]Calculated as Total Assets minus Current Liabilities as reported in our financial results; adjusted by (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments) dividends payables and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the renumeration committee; (iii) for fiscal year 2019 adding back leasehold assets for manufacturing facilities and other material leased assets; and (iv) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	25

SUPPLEMENTAL FINANCIAL INFORMATION

As set forth in Note 13 of the consolidated financial statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The Company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability.

Further, the Company's annual payment to AICF is determined by reference to the free cash flow as defined in the AFFA. Free cash flow for these purposes is defined as the Company's operating cash flow, based on US GAAP as of 21 December 2004. As there have been changes to US GAAP since the AFFA was entered into, the annual payment is no longer based upon the current US GAAP operating cash flow statement.

Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance, as well as estimating the annual payment due to AICF. The following non-GAAP tables should be read in conjunction with the consolidated financial statements and related notes contained therein.

James Hardie Industries plc
Supplementary Financial Information
31 March 2020
(Unaudited)

US$ Millions	Total Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Restricted cash and cash equivalents – Asbestos	$—	$36.4	36.4
Restricted short term investments – Asbestos	—	21.6	21.6
Insurance receivable – Asbestos[1]	—	43.5	43.5
Workers compensation asset – Asbestos[1]	—	22.2	22.2
Deferred income taxes – Asbestos	—	319.1	319.1
Asbestos liability[1]	—	986.4	986.4
Workers compensation liability – Asbestos[1]	—	22.2	22.2
Income taxes payable[1]	53.6	(23.4)	30.2
Asbestos adjustments	—	(58.2)	(58.2)
Selling, general and administrative expenses	(414.1)	(1.7)	(415.8)
Net interest (expense) income	(55.8)	1.4	(54.4)
Income tax expense	(85.1)	38.6	(46.5)
[1]The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our consolidated balance sheets

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	26

SUPPLEMENTAL FINANCIAL INFORMATION

James Hardie Industries plc
Supplementary Statements of Cash Flows
For the Full Year Ended
31 March 2020
(Unaudited)

US$ Millions	US GAAP as of 21 December 2004	Reconciling Items to Current US GAAP	As Reported
Cash Flows From Operating Activities
Net income	$241.1	$0.4	$241.5
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	131.5	—	131.5
Lease expense	—	18.1	18.1
Deferred income taxes	64.0	—	64.0
Stock-based compensation	10.3	—	10.3
Asbestos adjustments	58.2	—	58.2
Excess tax benefits from share-based awards	(0.4)	—	(0.4)
Assets impairments	77.4	—	77.4
Other, net	17.2	—	17.2
Changes in operating assets and liabilities:
Restricted cash and cash equivalents - Asbestos	96.5	(96.5)	—
Payment to AICF	(108.9)	108.9	—
Accounts and other receivables	(118.6)	—	(118.6)
Inventories	3.2	—	3.2
Lease assets and liabilities, net	—	(15.6)	(15.6)
Prepaid expenses and other assets	(2.6)	—	(2.6)
Insurance receivable - Asbestos	7.6	—	7.6
Accounts payable and accrued liabilities	45.1	—	45.1
Asbestos liability	(105.6)	105.6	—
Claims and handling costs paid - Asbestos	—	(105.6)	(105.6)
Income taxes payable	(11.0)	—	(11.0)
Other accrued liabilities	33.0	(2.1)	30.9
Net cash provided by operating activities	$438.0	$13.2	$451.2

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(193.8)	—	$(193.8)
Proceeds from sale of property, plant and equipment	8.0	—	8.0
Capitalized interest	(9.5)	—	(9.5)
Purchase of restricted short-term investments - Asbestos	—	(75.5)	(75.5)
Proceeds from sale of restricted short-term investments - Asbestos	—	67.0	67.0
Net cash used in investing activities	$(195.3)	$(8.5)	$(203.8)

Cash Flows From Financing Activities
Proceeds from credit facilities	$330.0	—	$330.0
Repayments of credit facilities	(350.0)	—	(350.0)
Repayment of finance lease obligations and borrowings	—	(0.4)	(0.4)
Excess tax benefits from share-based awards	0.4	(0.4)	—
Dividends paid	(158.6)	—	(158.6)
Net cash used in financing activities	$(178.2)	$(0.8)	$(179.0)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	1.2	(7.4)	(6.2)
Net increase in cash and cash equivalents, restricted cash and restricted cash - Asbestos	$65.7	$(3.5)	$62.2

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	27

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;
▪statements regarding the effect and consequences of the novel coronavirus ("COVID-19") public health crisis;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2020, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; risk and uncertainties arising out of the COVID-19 public health crisis, including the likely significant negative impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Year Ended Fiscal Year 2020	28